GLG Investment Series Trust

EXHIBIT TO ITEM 77I
Terms of New or Amended Securities

GLG International Small Cap Fund - Class C

The officers of GLG Investment Series Trust (the "Trust") are authorized and directed to issue and sell shares of GLG International Small Cap Fund - Class C to the public. Each share of the Class C shares of beneficial interest of the Fund has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Amended and Restated Declaration of Trust for the Trust.

A description of Class C Shares of GLG International Small Cap
Fund is incorporated by reference to the Trust's Post-
Effective Amendment No. 2 to the Registration Statement as filed with the SEC via EDGAR on September 28, 2011 (Accession
No. 0000950123-11-087370).